November 8, 2018

Sharon Driscoll
Chief Financial Officer
Ritchie Bros. Auctioneers Incorporated
9500 Glenlyon Parkway
Burnaby, British Columbia, Canada V5J 0C6

       Re: Ritchie Bros. Auctioneers Incorporated
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 26, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 9, 2018
           File No. 001-13425

Dear Ms. Driscoll:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 56

1. Your agency proceeds measure includes adjustments for cost of inventory sold and cost of ancillary and logistical services expenses. Explain to us why you believe this measure does not substitute individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance
      and Disclosure Interpretations.
 Sharon Driscoll
Ritchie Bros. Auctioneers Incorporated
November 8, 2018
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Melissa
Kindelan, Senior Staff Accountant at 202-551-3564 with any questions.



                                                          Sincerely,
FirstName LastNameSharon Driscoll
                                                          Division of
Corporation Finance
Comapany NameRitchie Bros. Auctioneers Incorporated
                                                          Office of Information
Technologies
November 8, 2018 Page 2                                   and Services
FirstName LastName